Exhibit 99.1

Amira Nature Foods, Ltd (ANFI) Regains Compliance with NYSE Continued Listing Standards

Amira Nature Foods, Ltd (NYSE: ANFI), announced today that, based on a notice received on October 17, 2018 from the New York Stock Exchange, Inc., (NYSE) the Company has regained compliance with the NYSE continued listing standards set forth in 802.01E of the NYSE Listed Company Manual. As a result, the Company will be removed from the late filers’ list disseminated to data vendors and posted on the NYSE Listing Standards Filing Status Page of the NYSE. Further, the LF indicator posted on the Company’s Profile, Data and News pages will be removed. These changes will take effect October 18, 2018.

About Amira Nature Foods, Ltd.

Founded in 1915, Amira has evolved into a leading global provider of branded packaged specialty rice, including Basmati and other food products, with sales across five continents around the world. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in the geographically indicated region of the Indian sub-continent, under its flagship Amira brand as well as under other third party-brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.”

For more information, please visit www.amira.net.

Forward Looking Statements

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on Company’s current expectations and projections about future events and financial trends that the Company believes may affect Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to that the Company’s shares will continue to be listed on the NYSE, subject to compliance with other continued listing requirements are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this press release are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2018 filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Company Contact: Varun Sethi, Chief Financial Officer

Varun.Sethi@theamiragroup.com

Source: Amira Nature Foods, Ltd.